August 28, 2007

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Mutual Funds (on behalf of ING Index Plus International Equity Fund)
(File No. 333-144934)

Dear Mr. Thompson:

This letter responds to comments that you provided to Christopher C. Okoroegbe via telephone conversation on August 21 2007, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING Index Plus International Equity Fund (the “Acquiring Fund”), a series of ING Mutual Funds (the “Registrant”), on July 28, 2007. The comments, and the Registrant’s responses, are as follows:

I.		GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)

Comment: In the summary of the proposed reorganization on page 3, identify which entity will be the legal and accounting survivor and provide the analysis behind that selection, using the factors contained in the NAS letter.

Response: We believe that the current disclosure in the 1st bullet point after the 3rd paragraph on page 3, which states that “[t]he investment objective of Index Plus International Equity Fund, which will survive in the combined Portfolio if the Reorganization is approved”, identifies the Acquiring Fund as the legal and accounting survivor.

In North American Security Trust (pub. avail. Aug. 5, 1994), the SEC staff has said that the surviving fund of a fund reorganization is the predecessor fund that most closely resembles the surviving fund. In determining which predecessor fund most closely resembles the surviving fund, the SEC staff has set forth the following factors, among others, that should be considered: (1) the identity of their investment advisers; (2) the similarity of their investment objectives, policies and restrictions; (3) their respective net asset levels, expense structures and ratios; and (4) their relative portfolio composition. In the reorganization of ING International Equity Fund (the “Acquired Fund”) into the Acquiring Fund (the “Reorganization”), the surviving fund is the Acquiring Fund, which is relatively smaller than the Acquired Fund ($101,418,408 v. $129,960,012, as of April 30, 2007). However, we believe that both existing and prospective shareholders would benefit from the Reorganization through an increase in the asset size of the surviving fund, resulting in more trading leverage for the investment adviser and reduced expenses. We also believe that factors in North American Security Trust support our treatment of the Acquiring Fund to be the surviving fund after the Reorganization.

First, the sub-adviser of the Acquiring Fund, ING Investment Management Advisors B.V., will serve as the sub-adviser to the Combined Fund after the Reorganization (the Acquired Fund’s sub-adviser is ING Investment Management Co.). The same investment adviser and portfolio managers who currently advise both Funds will continue to advise the Combined Fund after the Reorganization.

Second, both the Acquiring Fund’s investment strategies and style will survive the Combined Fund after this Reorganization. The Acquired Fund seeks long term growth of capital primarily through foreign investments, while the Acquiring Fund seeks to outperform the total return performance of the Morgan Stanley Capital International Europe, Australasia and Far East Index (“MSCI EAFE Index”), while maintaining a market level of risk. The Acquired Fund’s shareholders will experience a change in investment style – instead of investing in an actively managed portfolio that uses a “bottom-up” stock selection approach to investing, they will be investing in a portfolio that is actively managed using an enhanced index approach and proprietary quantitative techniques to identify and select securities, which is the Acquiring Fund’s investment style.

Third, in comparing the expense ratios, both the gross expense ratios and the net expense ratios for the Class A, Class B, Class C and Class I shares of the Acquiring Fund are significantly lower than those of the Acquired Fund. The gross expense ratios of the Acquiring Fund (1.18%, 1.93%, 1.93% and 0.93% for Class A, Class B, Class C and Class I shares, respectively) more closely resemble the gross expense ratios of the Combined Fund (1.28%, 2.03%, 2.03% and 1.03% for Class A, Class B, Class C and Class I shares, respectively). The net expense ratios of the Acquiring Fund are identical to the net expense ratios of the Combined Fund (1.15%, 1.90%, 1.90% and 0.90% for Class A, Class B, Class C and Class I shares, respectively, of both the Acquiring Fund and the Combined Fund). Furthermore, the proposed Reorganization is expected to result in lower gross and net operating expenses as a percentage of net assets for all classes of shares of the Acquired Fund.

Finally, while the Acquired Fund is expected to sell some of its portfolio holdings prior to the Reorganization in order to conform to the desired portfolio composition, the Acquiring Fund will not.

2)	Comment: On page 4, please explain why securities of the Acquired Fund that are to be transferred to the Acquiring Fund will be sold prior to the Reorganization:

Response: Securities of the Acquired Fund that do not comply with the investment restrictions and/or investment strategies of the Acquiring Fund, may be sold prior to the Reorganization.  Furthermore, the disclosure has been revised.  A marked page replacing this change is attached as Exhibit A.

3)	Comment: In the narrative on page 7, highlight any differences between the two funds including differences in their investment objectives and risks.

Response: The narrative on page 7 has been revised accordingly. A marked page reflecting the change is attached as Exhibit B.

	4)	Comment: Since the surviving fund invests in other investment companies, provide a line item for expenses associated with investing in underlying funds.

Response: The “Annual Fund Operating Expenses” table has been revised to include the item “Acquired Fund Fees and Expenses” in response to your comment. Marked pages reflecting the changes are attached as Exhibit C.

	5)	Comment: Disclose the total reorganization cost in the body of the prospectus and the rationale for sharing the costs.

Response: Form N-14 does not require the disclosure of the estimated costs in connection with Reorganization. Item 7(a) of Form N-14 refers to Item 4 of Schedule 14A, which requires the disclosure of the anticipated cost of retaining a paid solicitor in connection with the proxy solicitation. The estimated cost of the proxy solicitation is $9,800 and this amount has been disclosed in the Proxy Statement/Prospectus in the section titled “General Information about the Proxy Statement - Solicitation of Proxies.”

Furthermore, page 23 of the Proxy Statement already discloses that due to lower expense ratios after the Reorganization, the shareholders of the International Equity Fund are expected to recoup their share of the Reorganization Expenses and the Transition Costs relating to sales of securities within approximately six months after the Reorganization.

	6)	Comment: Confirm that the expense limitation agreement referenced in footnote 3 on page 19 is contractual and that the investment adviser has consented to the waiver.

Response: The Registrant can confirm that the expense limitation agreement referenced in footnote 3 under the “Annual Fund Operating Expenses” table is contractual and that the investment adviser consented to the agreement. The disclosure in that footnote has also been revised. A marked page reflecting the change is attached as Exhibit D.

II.		STATEMENT OF ADDITIONAL INFORMATION

	7)	Comment: In the portfolio of investments, identify which securities of the target fund will be liquidated.

Response: The securities that will be liquidated have been identified in the portfolio of investments. Marked pages reflecting the disclosure are attached as Exhibit E.

	8)	Comment: The pro-forma financial statements should assume that the merger was consummated on April 30, 2007.

Response: The pro-forma financial statements have been revised to assume that the merger was consummated on April 30, 2007. A marked page reflecting the revision is attached as Exhibit F.

	9)	Comment: Please describe the transaction and the entities involved in the introductory discussion of the Pro-forma financial statements.

Response: The requested change as been made. A marked page reflecting the change is attached as Exhibit G.

	10)	Comment: In note 5 of the notes to the financial statements, explain the basis for allocating the merger costs.

Response: The Registrant believes that the disclosure provided in note 5 is adequate. Please also see our response to Comment 5 above.

III.		MISCELLANEOUS

	11)	Comment: Please provide the required Tandy letter along with your response.

Response: The requested representation letter is attached.

*              *              *

We hope you find our changes to these materials to be responsive. If you have any additional questions, please do not hesitate to contact me at 480-477-2278.

Sincerely,

/s/ Christopher C. Okoroegbe
Christopher C. Okoroegbe

Attachments
cc:	Jeffrey S. Puretz Esq.
Dechert LLP

4

[ING FUNDS LOGO]

August 28, 2007

Via EDGAR

Mr. Brion Thompson

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Mutual Funds (on behalf of ING Index Plus International Equity Fund)
(File No. 333-144934; 811-07428)

Dear Mr. Thompson:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz Esq.
Dechert LLP

Exhibit A

•                  Index Plus International Equity Fund has experienced superior calendar year performance for the most recent calendar year, as well as superior total return performance for the year-to-date and one-year period as of May 31, 2007;

•                  The proposed Reorganization is designed to eliminate a redundancy in the ING Fund complex, thereby reducing inefficiencies arising from having similar portfolios in the same fund group and confusion about overlapping funds;

•                  Each Fund is distributed by ING Funds Distributor, LLC (“IFD” or “Distributor”);

•                  The Funds have substantially similar distribution and purchase options, exchange rights and redemption procedures;

•                  Certain holdings of International Equity Fund may be sold prior to the Reorganization; such sales would result in increased transaction costs for International Equity Fund and would result in the realization of taxable gains or losses for International Equity Fund;

•                  Following the proposed Reorganization, the shareholders of International Equity Fund will pay a lower advisory fee to ING Investments (0.55% vs. 0.85%) after becoming shareholders of Index Plus International Equity Fund;

•                  The proposed Reorganization is expected to result in lower net operating expenses as a percentage of net assets for all classes of shares of the disappearing International Equity Fund; and

•                  The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization; accordingly, pursuant to this treatment, neither International Equity Fund nor their shareholders, nor Index Plus International Equity Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement.

Prior to the Closing Date, International Equity Fund will pay to its shareholders a cash distribution which is intended to distribute any undistributed investment company taxable income and any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.  This distribution would be taxable to shareholders that are subject to tax.

The gross and net operating expenses before and after the Reorganization, expressed as an annual percentage of the average daily net asset value per share for Class A, Class B, Class C, Class I and Class O shares, as applicable, of each Fund as of April 30, 2007, as adjusted per contractual changes, are as follows:

Exhibit B

	International Equity Fund	Index Plus International Equity Fund

•      The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

•      The Fund’s sub-adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising, among others.

correlation between the performance of the Fund and that of the MSCI EAFE® Index in both rising and falling markets.

•      The Fund may pay transactional and other expenses that are not reflected in the MSCI EAFE® Index.  This will give the Fund a performance disadvantage in relation to the MSCI EAFE® Index.

•      The Fund may sell securities for a variety of reasons, such as to secure gains, limit loses, or redeploy assets into opportunities believed to be more promising, among others.

•      The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its total assets.

•      The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective.

Investment Adviser	ING Investments	ING Investments

Sub-Adviser	ING IM	IIMA

Portfolio Manager(s)	Carl Ghielen and Martin Jansen	Carl Ghielen and Martin Jansen

As you can see from the chart above, the Funds have similar investment objectives and compatible investment strategies.  Both Funds measure their performance against the MSCI EAFE® Index.  While Index Plus International Equity Fund invests at least 80% of its assets in stocks included in the MSCI EAFE® Index, as well as ETFs and derivatives whose economic returns are similar to the MSCI EAFE® Index, International Equity Fund invests at least 65% of its assets in international companies.  Based on each Fund’s international investment requirement, International Equity Fund has relatively more flexibility to adjust its portfolio depending on market conditions and can invest 35% of its assets in domestic equity securities as opposed to Index Plus International Equity Fund which can only invest up to 20% of its assets in domestic equity securities.  Furthermore, Index Plus International Equity Fund’s investment strategy focuses on the MSCI EAFE® Index, which includes securities listed on the exchanges of Europe, Australasia and the Far East, whereas International Equity Fund has a broader pool of investment options beyond those regions and may also invest in countries with emerging securities markets.   Index Plus International Equity Fund may also engage in frequent and active trading of portfolio securities to achieve its investment objective.

Please refer to the “Comparison of Portfolio Characteristics” table on page 9 for more specific information regarding the portfolio characteristics of the Funds.

Exhibit C

Annual Fund Operating Expenses Tables

The current expenses of each of the Funds and estimated pro forma expenses giving effect to the proposed Reorganization are shown in the following table.  Expenses of the Funds are based upon the operating expenses incurred by Class A, Class B, Class C, Class I and Class O shares for International Equity Fund and by Class A, Class B, Class C and Class I shares for Index Plus International Equity Fund for each Fund’s most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, the investment adviser to each Fund, has agreed.  The pro forma fees show estimated fees of Index Plus International Equity Fund after giving effect to the proposed Reorganization as adjusted to reflect contractual changes.  Index Plus International Equity Fund pro forma numbers are estimated in good faith and are hypothetical.

Annual Fund Operating Expenses

as of April 30, 2007 (Unaudited)(1)

(expenses that are deducted from Fund assets, shown as a ratio of expenses to average daily net assets)

		Management Fees	Distribution (12b-1) and Shareholder Servicing Fees	Other Expenses(2)	Acquired Fund Fees and Expenses(3)	Total Fund Operating Expenses(4)	Waivers, Reimbursement, and Recoupment(5)	Net Fund Operating Expenses
Class A
International Equity Fund	%	0.85%	0.25%	0.63%	—	1.73%	(0.13)%	1.60%
Index Plus International Equity Fund	%	0.55%	0.25%	0.38%	0.01	1.19%	(0.03)%	1.16%
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%		0.55%	0.25%	0.48%	0.01	1.29%	(0.13)%	1.16%

Class B
International Equity Fund	%	0.85%	1.00%	0.63%	—	2.48%	(0.13)%	2.35%
Index Plus International Equity Fund	%	0.55%	1.00%	0.38%	0.01	1.94%	(0.03)%	1.91%
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%		0.55%	1.00%	0.48%	0.01	2.04%	(0.13)%	1.91%
Class C	%
International Equity Fund	%	0.85%	1.00%	0.63%	—	2.48%	(0.13)%	2.35%
Index Plus International Equity Fund	%	0.55%	1.00%	0.38%	0.01	1.94%	(0.03)%	1.91%

	Management Fees	Distribution (12b-1) and Shareholder Servicing Fees	Other Expenses(2)	Acquired Fund Fees and Expenses(3)	Total Fund Operating Expenses(4)	Waivers, Reimbursement, and Recoupment(5)	Net Fund Operating Expenses
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%	0.55%	1.00%	0.48%	0.01	2.04%	(0.13)%	1.91%
Class I
International Equity Fund %	0.85%	0.00%	0.63%	—	1.48%	(0.13)%	1.35%
Index Plus International Equity Fund %	0.55%	0.00%	0.38%	0.01	0.94%	(0.03)%	0.91%
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%	0.55%	0.00%	0.48%	0.01	1.04%	(0.13)%	0.91%
Class O
International Equity Fund %	0.85%	0.25%	0.63%	—	1.73%	(0.13)%	1.60%
Index Plus International Equity Fund(6)%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%	0.55%	0.25%	0.48%	0.01	1.29%	(0.13)%	1.16%

(1)	The fiscal year end for each Fund is October 31.
(2)	ING Funds Services, LLC receives an annual administrative fee equal to 0.08% and 0.10% of International Equity Fund’s and Index Plus International Equity Fund’s average daily net assets, respectively.

(3)

The Acquired Fund Fees and Expenses are not fees or expenses Incurred by the Funds directly.  These fees and expenses include each Fund’s pro rata share of the cumulative expenses charged by the Acquired Funds in which the Funds invest.  The fees and expenses will vary based on the Fund’s allocation of assets to, and the annualized net expenses of, the particular Acquired Funds.  The impact of these fees and expenses is shown in “Net Fund Operating Expenses.”

(4)

The Total Fund Operating Expenses shown may be higher than a Fund’s ratio of expenses to average net assets shown in the Financials Highlight, which reflect the operating expenses of the Fund and do not include Acquired Fund fees and expenses.

(5)

ING Investments, LLC has entered into written expense limitation agreements with each Fund under which it will limit expenses of the Funds, excluding interest, taxes, brokerage and extraordinary expenses (and acquired fund fees and expenses), subject to possible recoupment by ING Investments, LLC within three years. The amount of each Fund’s expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading “Waivers, Reimbursements and Recoupment.” The expense limit for each Fund is shown as “Net Fund Operating Expenses.” The expense limits will continue through at least March 1, 2008. If the Reorganization is approved, ING Investments, LLC has agreed to extend the expense limitation agreement for Index Plus International Equity Fund until March 1, 2011. The expense limitation agreements are contractual and shall renew automatically for one-year terms unless ING Investments, LLC provides written notice of the termination of an expense limitation agreement within 90 days of the end of the then-current term or upon termination of the investment management agreement.

(6)	Class O shares will be launched for Index Plus International Equity Fund in connection with the proposed merger.

19

Exhibit D

	Management Fees	Distribution (12b-1) and Shareholder Servicing Fees	Other Expenses(2)	Acquired Fund Fees and Expenses(3)	Total Fund Operating Expenses(4)	Waivers, Reimbursement, and Recoupment(5)	Net Fund Operating Expenses
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%	0.55%	1.00%	0.48%	0.01	2.04%	(0.13)%	1.91%
Class I
International Equity Fund %	0.85%	0.00%	0.63%	—	1.48%	(0.13)%	1.35%
Index Plus International Equity Fund %	0.55%	0.00%	0.38%	0.01	0.94%	(0.03)%	0.91%
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%	0.55%	0.00%	0.48%	0.01	1.04%	(0.13)%	0.91%
Class O
International Equity Fund %	0.85%	0.25%	0.63%	—	1.73%	(0.13)%	1.60%
Index Plus International Equity Fund(6)%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Index Plus International Equity Fund (Surviving Fund After Reorganization) (Estimated Pro Forma) (Unaudited)%	0.55%	0.25%	0.48%	0.01	1.29%	(0.13)%	1.16%

(1)	The fiscal year end for each Fund is October 31.
(2)	ING Funds Services, LLC receives an annual administrative fee equal to 0.08% and 0.10% of International Equity Fund’s and Index Plus International Equity Fund’s average daily net assets, respectively.

(3)

The Acquired Fund Fees and Expenses are not fees or expenses Incurred by the Funds directly.  These fees and expenses include each Fund’s pro rata share of the cumulative expenses charged by the Acquired Funds in which the Funds invest.  The fees and expenses will vary based on the Fund’s allocation of assets to, and the annualized net expenses of, the particular Acquired Funds.  The impact of these fees and expenses is shown in “Net Fund Operating Expenses.”

(4)

The Total Fund Operating Expenses shown may be higher than a Fund’s ratio of expenses to average net assets shown in the Financials Highlight, which reflect the operating expenses of the Fund and do not include Acquired Fund fees and expenses.

(5)

ING Investments, LLC has entered into written expense limitation agreements with each Fund under which it will limit expenses of the Funds, excluding interest, taxes, brokerage and extraordinary expenses (and acquired fund fees and expenses), subject to possible recoupment by ING Investments, LLC within three years. The amount of each Fund’s expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading “Waivers, Reimbursements and Recoupment.” The expense limit for each Fund is shown as “Net Fund Operating Expenses.” The expense limits will continue through at least March 1, 2008. If the Reorganization is approved, ING Investments, LLC has agreed to extend the expense limitation agreement for Index Plus International Equity Fund until March 1, 2011. The expense limitation agreements are contractual and shall renew automatically for one-year terms unless ING Investments, LLC provides written notice of the termination of an expense limitation agreement within 90 days of the end of the then-current term or upon termination of the investment management agreement.

(6)	Class O shares will be launched for Index Plus International Equity Fund in connection with the proposed merger.

Exhibit E

Portfolios of Investments as of April 30, 2007.

ING International Equity Fund	ING Index Plus International Equity Fund	ING Index Plus International Equity Fund Pro Forma (Unaudited)			ING International Equity Fund	ING Index Plus International Equity Fund	ING Index Plus International Equity Fund Pro Forma (Unaudited)
	Shares					Value
COMMON STOCK: 94.1%
				Australia: 4.1%
—	9,130	9,130		Amcor Ltd.	$—	$56,238	$56,238
—	8,879	8,879		APN News & Media Ltd.	—	44,240	44,240
—	3,436	3,436		Australia & New Zealand Banking Group Ltd.	—	86,815	86,815
82,105	5,007	87,112		BHP Billiton Ltd.	2,004,542	122,243	2,126,785
—	6,236	6,236		BlueScope Steel Ltd.	—	61,917	61,917
—	7,815	7,815		Boral Ltd.	—	54,496	54,496
104,091	—	104,091	@	Brambles Ltd.***	1,135,492	—	1,135,492
—	30,809	30,809		Coles Myer Ltd.	—	439,663	439,663
—	48,717	48,717		Commonwealth Property Office Fund	—	58,120	58,120
—	3,380	3,380		Computershare Ltd.	—	29,139	29,139
—	1,346	1,346		CSL Ltd.	—	96,955	96,955
—	20,363	20,363		CSR Ltd.	—	61,763	61,763
—	9,039	9,039		Foster’s Group Ltd.	—	47,720	47,720
—	28,174	28,174	**	ING Industrial Fund	—	56,901	56,901
—	14,234	14,234		Macquarie Airports Management Ltd.	—	46,891	46,891
—	9,471	9,471		Macquarie Goodman Group	—	55,549	55,549
—	96,386	96,386		Macquarie Office Trust	—	127,951	127,951
54,100	—	54,100		National Australia Bank Ltd.***	1,921,760	—	1,921,760
—	58,659	58,659		Pacific Brands Ltd.	—	156,943	156,943
—	13,152	13,152		Qantas Airways Ltd.	—	57,776	57,776
—	8,195	8,195		Rio Tinto Ltd.	—	559,666	559,666
—	21,942	21,942		Santos Ltd.	—	203,207	203,207
—	14,472	14,472		Stockland	—	103,047	103,047
—	53,776	53,776		Suncorp-Metway Ltd.	—	951,938	951,938
—	8,875	8,875		TABCORP Holdings Ltd.	—	132,994	132,994
—	12,907	12,907		Tattersall’s Ltd.	—	55,003	55,003
—	74,156	74,156		Telstra Corp., Ltd.	—	286,479	286,479
—	3,699	3,699		Wesfarmers Ltd.	—	119,789	119,789
—	26,193	26,193		Zinifex Ltd.	—	357,742	357,742
					5,061,794	4,431,185	9,492,979
				Austria: 0.0%
—	6,334	6,334	@	Immofinanz Immobilien Anlagen AG	—	102,955	102,955
					—	102,955	102,955

				Belgium: 1.7%
—	1,534	1,534		AGFA-Gevaert NV	—	37,096	37,096
—	301	301		D’ieteren SA	—	131,452	131,452
—	597	597		Delhaize Group	—	57,319	57,319
—	17,734	17,734		Fortis	—	796,943	796,943
—	3,667	3,667		InBev NV	—	285,851	285,851
11,400	279	11,679		KBC Groep NV	1,508,266	36,913	1,545,179
13,373	—	13,373		Omega Pharma SA***	1,081,653	—	1,081,653
					2,589,919	1,345,574	3,935,493
				Bermuda: 0.0%
—	800	800		Frontline Ltd.	—	29,935	29,935
					—	29,935	29,935
				Brazil: 0.8%
9,300	—	9,300		Petroleo Brasileiro SA ADR***	941,439	—	941,439
9,600	—	9,600		Uniao de Bancos Brasileiros SA GDR***	931,776	—	931,776
					1,873,215	—	1,873,215
				China: 0.5%
984,000	—	984,000		China Yurun Food Group Ltd.***	1,129,543	—	1,129,543
					1,129,543	—	1,129,543
				Denmark: 0.6%
—	36	36		AP Moller – Maerk A/S	s—	406,582	406,582
—	525	525		Carlsberg A/S	s—	58,801	58,801
—	9,850	9,850		Novo-Nordik A/S	—	964,241	964,241
					—	1,429,624	1,429,624
				Egypt: 0.4%
13,400	—	13,400		Orascom Telecom GDR***	924,918	—	924,918
					924,918	—	924,918

				Finland: 0.4%
—	5,883	5,883		Kesko OYJ	—	408,151	408,151
—	9,000	9,000	@	Nokia OYJ	—	227,034	227,034
—	1,682	1,682		Outokumpu OYJ	—	55,889	55,889
—	1,153	1,153		Rautaruukki OYJ	—	62,172	62,172
—	905	905		Sampo OYJ	—	28,195	28,195
—	448	448		Wartsila OYJ	—	29,953	29,953
					—	811,394	811,394
				France: 8.7%
—	282	282		Accor SA	—	26,562	26,562
—	632	632		Air France-KLM	—	32,232	32,232
119,384	—	119,384		Alcatel SA***	1,576,669	—	1,576,669
—	412	412	@	Atos Origin	—	29,539	29,539
—	989	989		AXA SA	—	45,409	45,409
—	11,392	11,392		BNP Paribas	—	1,321,591	1,321,591
13,600	13,045	26,645		Bouygues SA	1,083,663	1,039,440	2,123,103
—	6,113	6,113		Capgemini SA	—	462,376	462,376
—	365	365		Cie de Saint-Gobain	—	38,975	38,975
—	27,623	27,623		Credit Agricole SA	—	1,163,184	1,163,184
—	6,271	6,271		Groupe Danone	—	1,031,075	1,031,075
11,656	—	11,656		LVMH Moet Hennessy Louis Vuitton SA***	1,358,634	—	1,358,634

—	171	171		PPR	—	29,718	29,718
—	1,796	1,796		Sanofi-Aventis	—	164,400	164,400
18,141	—	18,141	@	SeLoger.com***	795,908	—	795,908
9,893	321	10,214		Societe Generale	2,096,561	68,028	2,164,589
—	3,123	3,123		Sodexho Alliance SA	—	247,540	247,540
—	584	584		Technip SA	—	46,056	46,056
31,600	8,768	40,368		Total SA	2,329,492	646,360	2,975,852
23,098	3,551	26,649		Veolia Environnement	1,906,330	293,072	2,199,402
36,522	20,757	57,279		Vivendi	1,506,506	856,211	2,362,717
—	378	378		Zodiac SA	—	29,013	29,013
					12,653,763	7,570,781	20,224,544
				Germany: 8.8%
—	7,355	7,355		Allianz AG	—	1,674,169	1,674,169
—	245	245		BASF AG	—	29,241	29,241
—	441	441		Celesio AG	—	31,598	31,598
—	810	810		Commerzbank AG	—	40,419	40,419
—	4,443	4,443		DaimlerChrysler AG	—	359,243	359,243
13,958	7,799	21,757		Deutsche Bank AG	2,142,918	1,197,351	3,340,269
—	17,229	17,229		Deutsche Lufthansa AG	—	514,050	514,050
—	9,787	9,787		Deutsche Post AG	—	336,532	336,532
—	1,072	1,072		E.ON AG	—	161,092	161,092
8,500	188	8,688		Fresenius Medical Care AG & Co. KGaA	1,273,429	28,165	1,301,594
25,251	626	25,877		Heidelberger Druckmaschinen	1,191,120	29,529	1,220,649
8,100	2,367	10,467		Henkel KGaA	1,273,496	372,144	1,645,640
9,223	4,957	14,180		Hochtief AG	968,940	520,767	1,489,707
—	271	271		Merck KGaA	—	35,985	35,985
—	388	388		Metro AG	—	29,914	29,914
—	6,426	6,426		Muenchener Rueckversicherungs AG	—	1,139,822	1,139,822
13,500	7,356	20,856		RWE AG	1,426,789	777,442	2,204,231
—	4,091	4,091		Salzgitter AG	—	672,458	672,458
20,915	1,625	22,540		Siemens AG	2,524,634	196,153	2,720,787
—	20,554	20,554		ThyssenKrupp AG	—	1,097,767	1,097,767
—	1,132	1,132		Volkswagen AG	—	170,917	170,917
—	612	612		Wincor Nixdorf AG	—	59,423	59,423
					10,801,326	9,474,181	20,275,507
				Gibraltar: 0.0%
—	69,825	69,825		PartyGaming PLC	—	66,460	66,460
					—	66,460	66,460
				Greece: 0.7%
37,021	2,522	39,543		Coca-Cola Hellenic Bottling Co. SA	1,605,072	109,343	1,714,415
					1,605,072	109,343	1,714,415

				Hong Kong: 1.4%
82,000	2,000	84,000		Cheung Kong Holdings Ltd.	1,062,327	25,910	1,088,237
—	48,000	48,000		Hong Kong & China Gas	—	114,154	114,154
—	150,000	150,000		Noble Group Ltd.	—	155,601	155,601
—	31,000	31,000		Orient Overseas International Ltd.	—	262,137	262,137
—	78,500	78,500		Swire Pacific Ltd.	—	896,391	896,391
—	4,000	4,000		Television Broadcasts Ltd.	—	26,416	26,416
—	157,523	157,523		Wharf Holdings Ltd.	—	579,834	579,834
—	10,000	10,000		Yue Yuen Industrial Holdings	—	34,919	34,919
					1,062,327	2,095,362	3,157,689

				Indonesia: 0.4%
20,000	—	20,000		Telekomunikasi Indonesia Tbk PT ADR***	918,600	—	918,600
					918,600	—	918,600
				Ireland: 1.7%
37,800	—	37,800		Bank of Ireland — Dublin Exchange***	811,277	—	811,277
20,500	—	20,500		Bank of Ireland — London Exchange***	439,807	—	439,807
53,426	9,019	62,445		Depfa Bank PLC	987,639	166,726	1,154,365
57,013	—	57,013	@	Smurfit Kappa PLC***	1,563,833	—	1,563,833
					3,802,556	166,726	3,969,282
				Italy: 4.9%
—	48,340	48,340		Autogrill S.p.A.	—	961,689	961,689
—	979	979		Banche Popolari Unite Scpa	—	29,624	29,624
—	882	882		Banco Popolare di Verona e Novara Scrl	—	29,447	29,447
127,122	3,047	130,169		Capitalia S.p.A.	1,210,389	29,012	1,239,401
—	4,407	4,407		ENI S.p.A.	—	146,153	146,153
54,800	—	54,800		ERG S.p.A.***	1,531,964	—	1,531,964
204,859	140,734	345,593		Intesa Sanpaolo S.p.A.	1,716,523	1,179,217	2,895,740
39,464	1,797	41,261		Italcementi S.p.A.	1,260,784	57,410	1,318,194
—	37,903	37,903		Pirelli & C S.p.A.	—	47,281	47,281
735,949	363,078	1,099,027		Telecom Italia S.p.A.	1,797,897	1,089,377	2,887,274
—	73,242	73,242		Telecom Italia S.p.A. RNC	—	178,928	178,928
—	6,450	6,450		UniCredito Italiano S.p.A.	—	66,269	66,269
					7,517,557	3,814,407	11,331,964
				Japan: 19.6%
—	5,000	5,000		77 Bank Ltd.	—	32,780	32,780
—	2,800	2,800		Advantest Corp.	—	123,928	123,928
—	2,000	2,000		Ajinomoto Co., Inc.	—	24,605	24,605
—	7,000	7,000		All Nippon Airways Co., Ltd.	—	27,101	27,101
—	4,000	4,000		Amada Co., Ltd.	—	44,665	44,665
—	2,300	2,300		Amano Corp.	—	30,144	30,144
—	900	900		Aoyama Trading Co., Ltd.	—	27,519	27,519
—	10,000	10,000		Asahi Kasei Corp.	—	70,713	70,713
137,000	40,000	177,000		Bank of Yokohama Ltd.	1,002,981	292,841	1,295,822
—	1,600	1,600		Canon Sales Co., Inc.	—	31,138	31,138
—	500	500		Canon, Inc.	—	28,052	28,052
—	13,000	13,000		Chiba Bank Ltd.	—	107,450	107,450
—	1,500	1,500		Circle K Sunkus Co., Ltd.	—	25,784	25,784
—	24,000	24,000		COMSYS Holdings Corp.	—	268,005	268,005
—	25,000	25,000		Dai Nippon Printing Co., Ltd.	—	398,499	398,499

—	4,000	4,000		Daicel Chemical Industries Ltd.	—	26,944	26,944
—	5,000	5,000		Daido Steel Co., Ltd.	—	28,813	28,813
—	4,000	4,000		Daifuku Co., Ltd.	—	50,362	50,362
—	16,000	16,000		Dainippon Ink & Chemicals	—	59,986	59,986
—	17,000	17,000		Dainippon Screen Manufacturing Co., Ltd.	—	143,077	143,077
—	20,000	20,000		Daiwa House Industry Co., Ltd.	—	313,501	313,501
41,200	—	41,200		Don Quijote Co., Ltd.***	743,538	—	743,538
183	—	183		East Japan Railway Co.***	1,483,940	—	1,483,940
—	5,100	5,100		Eisai Co., Ltd.	—	242,222	242,222
20,600	1,300	21,900	@	Elpida Memory, Inc.	867,927	54,772	922,699
—	6,000	6,000		Fuji Electric Holdings Co., Ltd.	—	27,868	27,868
230,000	—	230,000		Fuji Heavy Industries Ltd.***	1,137,666	—	1,137,666
—	700	700		Fuji Photo Film Co., Ltd.	—	28,835	28,835
—	900	900		Fuji Soft, Inc.	—	25,856	25,856
—	99,000	99,000		Fujikura Ltd.	—	635,452	635,452
—	38,000	38,000		Fujitsu Ltd.	—	238,857	238,857
—	3,000	3,000	@	Fukuoka Financial Group, Inc.	—	22,848	22,848
—	20,000	20,000		Furukawa Electric Co., Ltd.	—	122,086	122,086
—	33,000	33,000		Gunma Bank Ltd.	—	219,800	219,800
355,500	8,000	363,500	@	Haseko Corp.	1,177,288	26,493	1,203,781
—	6,000	6,000		Hitachi Cable Ltd.	—	35,060	35,060
—	6,800	6,800		Hitachi Chemical Co., Ltd.	—	149,409	149,409
53,300	—	53,300		Hitachi Construction Machinery Co., Ltd.***	1,663,410	—	1,663,410
—	2,300	2,300		Hitachi High-Technologies Corp.	—	59,554	59,554
—	4,000	4,000		Hitachi Ltd.	—	30,379	30,379
24,300	—	24,300		Hoya Corp.***	746,718	—	746,718
—	500	500		Ibiden Co., Ltd.	—	28,421	28,421
—	18	18		Inpex Holdings, Inc.	—	151,904	151,904
—	30,000	30,000		Itochu Corp.	—	295,375	295,375
—	9,000	9,000		Joyo Bank Ltd.	—	55,178	55,178
—	4,000	4,000		Kaneka Corp.	—	36,468	36,468
—	5,700	5,700		Katokichi Co., Ltd.	—	37,161	37,161
—	24,000	24,000		Kawasaki Kisen Kaisha Ltd.	—	260,659	260,659
—	80	80		KDDI Corp.	—	628,692	628,692
—	5,000	5,000		Keisei Electric Railway Co., Ltd.	—	32,324	32,324
207	—	207		Kenedix, Inc.***	906,780	—	906,780
—	1,000	1,000		Komori Corp.	—	23,096	23,096
100,500	54,000	154,500		Konica Minolta Holdings, Inc.	1,375,130	738,876	2,114,006
—	56,000	56,000		Kubota Corp.	—	529,258	529,258
—	13,000	13,000		Kuraray Co., Ltd.	—	144,463	144,463
—	10,600	10,600		Kyushu Electric Power Co., Inc.	—	298,585	298,585
—	1,200	1,200		Matsumotokiyoshi Co., Ltd.	—	28,197	28,197
64,000	58,000	122,000		Matsushita Electric Industrial Co., Ltd.	1,234,057	1,118,364	2,352,421
—	3,000	3,000		Matsushita Electric Works Ltd.	—	33,934	33,934
—	14,000	14,000		Mediceo Paltac Holdings Co., Ltd.	—	255,289	255,289
—	800	800		Meitec Corp.	—	26,094	26,094
—	2,500	2,500		Mitsubishi Corp.	—	53,291	53,291
—	3,000	3,000		Mitsubishi Gas Chemical Co., Inc.	—	25,903	25,903
—	9,000	9,000		Mitsubishi Materials Corp.	—	43,910	43,910
—	28,000	28,000		Mitsubishi Rayon Co., Ltd.	—	194,622	194,622
145	21	166		Mitsubishi UFJ Financial Group, Inc.	1,508,304	218,444	1,726,748
45,000	—	45,000		Mitsui Fudosan Co., Ltd.***	1,313,532	—	1,313,532
—	18,000	18,000		Mitsui Mining & Smelting Co., Ltd.	—	86,815	86,815
—	3,000	3,000		Mitsui OSK Lines Ltd.	—	37,807	37,807
—	800	800		Mitsumi Electric Co., Ltd.	—	26,682	26,682
—	173	173		Mizuho Financial Group, Inc.	—	1,041,068	1,041,068
—	1,800	1,800		Namco Bandai Holdings, Inc.	—	29,251	29,251
—	3,000	3,000		NHK Spring Co., Ltd.	—	25,780	25,780
—	5,000	5,000		Nichirei Corp.	—	29,892	29,892
—	400	400		Nidec Corp.	—	25,235	25,235
—	2,000	2,000		Nippon Meat Packers, Inc.	—	24,360	24,360
—	6,500	6,500		Nippon Mining Holdings, Inc.	—	52,202	52,202
238	10	248		Nippon Telegraph & Telephone Corp.	1,181,676	49,650	1,231,326
—	26,000	26,000		Nippon Yusen KK	—	223,602	223,602
—	9,000	9,000		Nishimatsu Construction Co., Ltd.	—	27,970	27,970
—	1,690	1,690		ORIX Corp.	—	450,619	450,619
—	88,000	88,000		Osaka Gas Co., Ltd.	—	329,968	329,968
—	36	36		Resona Holdings, Inc.	—	81,244	81,244
—	2,000	2,000		Ricoh Co., Ltd.	—	43,896	43,896
—	1,000	1,000		Rinnai Corp.	—	27,425	27,425
—	1,400	1,400		Sankyo Co., Ltd.	—	61,362	61,362
—	18	18		Sapporo Hokuyo Holdings, Inc.	—	173,918	173,918
—	3,800	3,800		Sega Sammy Holdings, Inc.	—	85,999	85,999
—	900	900		Seiko Epson Corp.	—	27,259	27,259
—	2,000	2,000		Sekisui House Ltd.	—	29,517	29,517
35,000	27,900	62,900		Seven & I Holdings Co., Ltd.	1,009,254	804,519	1,813,773
7,770	—	7,770		SFCG Co., Ltd.***	1,366,376	—	1,366,376
—	1,000	1,000		Shin-Etsu Chemical Co., Ltd.	—	64,543	64,543
41,400	—	41,400		Shinko Electric Industries***	996,021	—	996,021
—	5,000	5,000		Shizuoka Bank Ltd.	—	52,657	52,657
—	300	300		SMC Corp.	—	38,351	38,351
—	8,200	8,200		Sojitz Corp.	—	30,988	30,988
—	10,200	10,200		Stanley Electric Co., Ltd.	—	202,611	202,611
—	4,000	4,000		Sumitomo Bakelite Co., Ltd.	—	28,317	28,317
167,000	5,000	172,000		Sumitomo Chemical Co., Ltd.	1,102,996	33,024	1,136,020
65,000	—	65,000		Sumitomo Corp.***	1,113,265	—	1,113,265
—	3,000	3,000		Sumitomo Heavy Industries	—	30,881	30,881
305,000	—	305,000		Sumitomo Metal Industries Ltd.***	1,548,613	—	1,548,613
—	3,000	3,000		Sumitomo Metal Mining Co., Ltd.	—	55,732	55,732
—	140	140		Sumitomo Mitsui Financial Group, Inc.	—	1,223,050	1,223,050
—	9,000	9,000		Sumitomo Osaka Cement Co., Ltd.	—	26,253	26,253
1	—	1		Sumitomo Rubber Industries, Inc.***	11	—	11
87,000	3,000	90,000		Sumitomo Trust & Banking Co., Ltd.	849,631	29,298	878,929
—	8,000	8,000		Suruga Bank Ltd.	—	96,716	96,716
—	1,300	1,300		Suzuken Co., Ltd.	—	45,604	45,604
—	41,000	41,000		Tanabe Seiyaku Co., Ltd.	—	530,496	530,496
—	5,200	5,200		THK Co., Ltd.	—	126,715	126,715
—	10,500	10,500		Tohoku Electric Power Co., Inc.	—	250,738	250,738
36,600	1,900	38,500		Tokyo Electric Power Co., Inc.	1,216,428	63,148	1,279,576

—	10,700	10,700		Tokyo Electron Ltd.	—	742,051	742,051
—	800	800		Tokyo Seimitsu Co., Ltd.	—	27,641	27,641
—	4,000	4,000		Tokyu Corp.	—	29,090	29,090
—	6,000	6,000		Toppan Printing Co., Ltd.	—	60,862	60,862
—	8,000	8,000		Toshiba Corp.	—	59,571	59,571
—	14,000	14,000		Tosoh Corp.	—	64,015	64,015
—	28,400	28,400		Toyo Seikan Kaisha Ltd.	—	565,159	565,159
—	1,200	1,200		Toyoda Gosei Co., Ltd.	—	29,658	29,658
—	31,500	31,500		Toyota Motor Corp.	—	1,913,278	1,913,278
—	1,700	1,700		Ushio, Inc.	—	33,302	33,302
—	420	420		USS Co., Ltd.	—	26,498	26,498
—	11	11		West Japan Railway Co.	—	49,779	49,779
—	15,000	15,000		Yaskawa Electric Corp.	—	171,420	171,420
—	1,800	1,800		Yokogawa Electric Corp.	—	26,538	26,538
—	25,000	25,000		Zeon Corp.	—	257,356	257,356
					25,545,542	20,115,286	45,660,828

				Mexico: 0.5%
11,200	—	11,200		Fomento Economico Mexicano SA de CV ADR***	1,206,128	—	1,206,128
					1,206,128	—	1,206,128

				Netherlands: 4.9%
—	1,367	1,367		Aegon NV	—	28,214	28,214
—	22,373	22,373		Arcelor Mittal	—	1,194,644	1,194,644
—	1,407	1,407	@	ASML Holding NV	—	38,222	38,222
—	3,823	3,823		Buhrmann NV	—	51,367	51,367
—	31,629	31,629		European Aeronautic Defence and Space Co. NV	—	1,012,345	1,012,345
—	16,934	16,934	@	Koninklijke Ahold NV	—	215,692	215,692
—	781	781		Koninklijke DSM NV	—	37,256	37,256
—	1,995	1,995		OCE NV	—	37,561	37,561
—	32,661	32,661		Royal Dutch Shell PLC — Class A	—	1,134,478	1,134,478
74,720	36,297	111,017		Royal Dutch Shell PLC — Class B	2,631,283	1,278,208	3,909,491
—	1,714	1,714		Royal KPN NV	—	29,101	29,101
—	3,007	3,007		SBM Offshore NV	—	107,744	107,744
74,066	—	74,066	@	Tele Atlas NV***	1,529,968	—	1,529,968
—	24,196	24,196		Unilever NV	—	738,390	738,390
28,392	—	28,392		USG People NV***	1,288,410	—	1,288,410
					5,449,661	5,903,222	11,352,883

				New Zealand: 0.1%
—	17,123	17,123		Contact Energy Ltd.	—	115,379	115,379
—	4,410	4,410		Fletcher Building Ltd.	—	37,185	37,185
—	39,232	39,232		Vector Ltd.	—	82,962	82,962
					—	235,526	235,526

				Norway: 1.3%
—	1,500	1,500		Aker Kvaerner ASA	—	35,150	35,150
—	2,000	2,000		DNB NOR ASA	—	28,534	28,534
—	13,900	13,900		Norsk Hydro ASA	—	479,109	479,109
—	2,000	2,000		Norske Skogindustrier ASA	—	30,604	30,604
50,500	6,990	57,490	@	Petroleum Geo-Services ASA	1,381,311	191,195	1,572,506
—	32,800	32,800		Statoil ASA	—	917,957	917,957
—	1,500	1,500		Tandberg ASA	—	31,698	31,698
					1,381,311	1,714,247	3,095,558

				Portugal: 0.2%
—	61,115	61,115		Energias de Portugal SA	—	334,436	334,436
—	19,255	19,255		Sonae SGPS SA	—	52,344	52,344
					—	386,780	386,780

				Russia: 0.4%
10,297	—	10,297	L	Wimm-Bill-Dann Foods OJSC ADR***	829,938	—	829,938
					829,938	—	829,938

				Singapore: 0.7%
—	29,000	29,000	@	Chartered Semiconductor Manufacturing Ltd.	—	27,063	27,063
—	22,000	22,000		ComfortDelgro Corp., Ltd.	—	32,915	32,915
—	72,000	72,000		DBS Group Holdings Ltd.	—	998,954	998,954
—	86,000	86,000		Neptune Orient Lines Ltd.	—	202,133	202,133
—	33,000	33,000		Parkway Holdings Ltd.	—	85,257	85,257
—	22,000	22,000		Singapore Petroleum Co., Ltd.	—	69,547	69,547
—	20,000	20,000		Singapore Press Holdings Ltd.	—	57,094	57,094
—	61,000	61,000	@	STATS ChipPAC Ltd.	—	73,234	73,234
—	27,000	27,000		Wing Tai Holdings Ltd.	—	59,180	59,180
					—	1,605,377	1,605,377

				South Africa: 0.4%
28,730	—	28,730		Sasol Ltd. ADR***	981,704	—	981,704
					981,704	—	981,704

				South Korea: 0.4%
8,985	—	8,985		Kookmin Bank ADR***	807,033	—	807,033
					807,033	—	807,033

				Spain: 2.0%
63,493	6,856	70,349		Banco Bilbao Vizcaya Argentaria SA	1,518,147	163,930	1,682,077
—	15,826	15,826		Banco Santander Central Hispano SA	—	284,863	284,863
—	9,485	9,485		Endesa SA	—	518,174	518,174
—	1,560	1,560		Repsol YPF SA	—	51,395	51,395
84,222	10,648	94,870		Telefonica SA	1,891,746	239,169	2,130,915
					3,409,893	1,257,531	4,667,424

				Sweden: 2.0%
40,143	8,602	48,745		Atlas Copco AB	1,440,908	308,764	1,749,672
—	1,650	1,650		Boliden AB	—	41,009	41,009
—	1,100	1,100		Fabege AB	—	29,300	29,300
—	3,900	3,900		Nobia AB	—	53,263	53,263
—	69,800	69,800		Nordea Bank AB	—	1,206,964	1,206,964
—	700	700	@	Scania AB	—	66,881	66,881

—	1,800	1,800		Securitas AB	—	27,341	27,341
—	900	900		Skandinaviska Enskilda Banken AB	—	32,960	32,960
—	1,000	1,000		SSAB Svenskt Staal AB	—	33,047	33,047
—	1,600	1,600		Svenska Handelsbanken AB	—	48,778	48,778
—	1,600	1,600		Trelleborg AB	—	49,338	49,338
—	62,810	62,810		Volvo AB	—	1,232,754	1,232,754
					1,440,908	3,130,399	4,571,307

				Switzerland: 7.3%
—	20,292	20,292		Credit Suisse Group	—	1,592,573	1,592,573
6,838	1,620	8,458		Nestle SA	2,706,948	641,307	3,348,255
—	8,322	8,322		Novartis AG	—	483,473	483,473
—	1,592	1,592	@	OC Oerlikon Corp. AG	—	856,593	856,593
15,760	8,789	24,549		Roche Holding AG	2,967,720	1,655,031	4,622,751
—	2,733	2,733		Schindler Holding AG	—	174,477	174,477
—	15,703	15,703		STMicroelectronics NV	—	306,455	306,455
—	103	103		Swatch Group AG — BR	—	29,513	29,513
—	685	685		Swatch Group AG — REG	—	39,827	39,827
—	7,712	7,712		Swiss Reinsurance	—	724,928	724,928
37,470	12,503	49,973		UBS AG — REG	2,435,135	812,556	3,247,691
4,622	245	4,867		Zurich Financial Services AG	1,341,168	71,092	1,412,260
					9,450,971	7,387,825	16,838,796

				United Kingdom: 18.5%
—	42,773	42,773		3i Group PLC	—	982,548	982,548
—	8,946	8,946		Alliance Boots PLC	—	199,603	199,603
—	14,458	14,458		Amvescap PLC	—	169,649	169,649
—	1,341	1,341		Anglo American PLC	—	70,618	70,618
30,257	20,511	50,768		AstraZeneca PLC	1,645,561	1,115,514	2,761,075
—	15,074	15,074		Aviva PLC	—	236,493	236,493
109,262	16,248	125,510		Barclays PLC	1,577,384	234,568	1,811,952
—	961	961		Bellway PLC	—	28,938	28,938
—	1,993	1,993	@	Berkeley Group Holdings PLC	—	68,613	68,613
—	57,513	57,513		BHP Billiton PLC	—	1,285,087	1,285,087
—	93,418	93,418		BP PLC	—	1,048,020	1,048,020
119,244	73,615	192,859	@	British Airways PLC	1,199,579	740,557	1,940,136
48,145	3,019	51,164		British American Tobacco PLC	1,490,113	93,440	1,583,553
—	893	893		British Land Co. PLC	—	26,084	26,084
—	140,053	140,053		BT Group PLC	—	880,983	880,983
33,563	1,141	34,704		Carnival PLC	1,690,316	57,464	1,747,780
—	38,691	38,691		Centrica PLC	—	298,136	298,136
—	43,377	43,377		Compass Group PLC	—	313,707	313,707
95,545	—	95,545		Croda International***	1,195,219	—	1,195,219
—	11,772	11,772		Daily Mail & General Trust	—	196,076	196,076
—	15,575	15,575		Davis Service Group PLC	—	196,656	196,656
—	4,817	4,817		Enterprise Inns PLC	—	61,359	61,359
271,376	6,478	277,854		First Choice Holidays PLC	1,553,588	37,086	1,590,674
—	19,151	19,151		FKI PLC	—	45,864	45,864
—	7,262	7,262		Friends Provident PLC	—	27,342	27,342
—	2,614	2,614		George Wimpey PLC	—	30,282	30,282
79,800	23,834	103,634		GlaxoSmithKline PLC	2,301,692	687,450	2,989,142
—	18,700	18,700		HBOS PLC	—	401,295	401,295
215,071	54,571	269,642		HSBC Holdings PLC	3,968,289	1,006,892	4,975,181
—	11,695	11,695		Imperial Tobacco Group PLC	—	509,752	509,752
161,091	—	161,091		International Power PLC***	1,408,521	—	1,408,521
—	4,152	4,152		Investec PLC	—	58,757	58,757
—	688	688		Land Securities Group PLC	—	26,784	26,784
537,701	260,800	798,501		Legal & General Group PLC	1,648,981	799,802	2,448,783
—	2,587	2,587		Lloyds TSB Group PLC	—	29,873	29,873
—	18,446	18,446		LogicaCMG PLC	—	67,282	67,282
—	34,019	34,019		Marks & Spencer Group PLC	—	501,804	501,804
—	14,132	14,132		Misys PLC	—	70,234	70,234
—	64,932	64,932		National Grid PLC	—	1,019,516	1,019,516
—	14,974	14,974		Old Mutual PLC	—	53,143	53,143
—	1,579	1,579		Pearson PLC	—	27,009	27,009
—	7,728	7,728		Premier Farnell PLC	—	33,543	33,543
—	1,541	1,541		Punch Taverns PLC	—	39,797	39,797
—	4,355	4,355		Resolution PLC	—	56,060	56,060
—	21,900	21,900		Rexam PLC	—	229,247	229,247
—	2,941	2,941		Rio Tinto PLC	—	178,710	178,710
—	45,158	45,158		Royal Bank of Scotland Group PLC	—	1,729,044	1,729,044
—	56,842	56,842		Scottish & Newcastle PLC	—	697,529	697,529
42,223	—	42,223		Scottish & Southern Energy PLC***	1,262,228	—	1,262,228
—	4,454	4,454		Standard Life PLC	—	28,771	28,771
101,036	—	101,036		Tate & Lyle PLC***	1,252,847	—	1,252,847
—	13,396	13,396		Taylor Woodrow PLC	—	129,070	129,070
—	4,189	4,189		Tesco PLC	—	38,521	38,521
—	63,261	63,261		Tomkins PLC	—	333,511	333,511
—	718	718		Travis Perkins PLC	—	28,620	28,620
—	3,692	3,692		Trinity Mirror PLC	—	39,300	39,300
—	27,137	27,137		Unilever PLC	—	849,030	849,030
—	29,308	29,308		United Business Media PLC	—	471,433	471,433
476,100	199,406	675,506		Vodafone Group PLC	1,354,484	567,301	1,921,785
—	2,285	2,285		Wolseley PLC	—	54,973	54,973
—	1,799	1,799		WPP Group PLC	—	26,636	26,636
					23,548,802	19,235,376	42,784,178

				United States: 0.7%
—	19,800	19,800		iShares MSCI EAFE Index Fund	—	1,567,368	1,567,368
					—	1,567,368	1,567,368

				Total Common Stock	123,992,481	93,986,864	217,979,345
				(Cost $)	103,759,453	83,386,123	187,145,576
PREFERRED STOCK: 1.5%
				Germany: 1.5%
—	222	222		Porsche AG	—	371,843	371,843
41,779	993	42,772		ProSieben SAT.1 Media AG	1,520,656	36,143	1,556,799

—	4,894	4,894		RWE AG	—	478,124	478,124
—	9,845	9,845		Volkswagen AG	—	995,136	995,136

					1,520,656	1,881,246	3,401,902
				Total Preferred Stock (Cost $)	1,397,906	1,161,113	2,559,019

RIGHTS: 0.0%
				Sweden: 0.0%
—	12,562	12,562	@	Volvo Aktiebolaget Rights	—	46,873	46,873

					—	46,873	46,873
				Total Rights (Cost $)	—	—	—
					125,513,137	95,914,983	221,428,120
				Total Long-Term Investments (Cost $)	105,157,359	84,547,236	189,704,595

	Principal Amount						Value
SHORT-TERM INVESTMENTS: 2.0%
				Money Market Fund: 1.5%
$3,400,000	$—	$3,400,000	**	ING Institutional Prime Money Market Fund***		$3,400,000	$—	$3,400,000

				Total Money Market Fund		3,400,000	—	3,400,000
				(Cost $)		3,400,000	—	3,400,000

				Repurchase Agreement: 0.1%
201,000	—	201,000		Morgan Stanley Repurchase***
				Agreement dated 04/30/07, 5.200%,
				due 05/01/07, $201,029 to be
				received upon repurchase
				(Collateralized by $205,000 Federal
				National Mortgage Association,
				3.700%,Market Value plus accrued
				interest $205,296, due 05/23/08)		201,000	—	201,000

				Total Repurchase Agreement		201,000	—	201,000
				(Cost $)		201,000	—	201,000

				Securities Lending Collateralcc: 0.4%
805,473	—	805,473		The Bank of New York Institutional Cash Reserve Fund		805,473	—	805,473

				Total Securities Lending Collateral		805,473	—	805,473
				(Cost $)		805,473	—	805,473

				Total Short-Term Investments		4,406,473	—	4,406,473
				(Cost $)		4,406,473	—	4,406,473

				Total Investments in Securities	97.6%	$129,919,610	$95,914,983	$225,834,593
				(Cost $)*		109,563,832	84,547,236	194,111,068
				Other Assets and Liabilities - Net	2.4	$ 40,402	$5,503,425	$5,543,827
				Net Assets		$129,960,012	$101,418,408	$231,378,420

				Pro Forma Adjustments	(0.0)			(38,900)

				Net Assets after Pro Forma Adjustments	100.0%	$ 129,960,012	$101,418,408	$231,339,520

@	Non-income producing security
ADR	American Depositary Receipt
GDR	Global Depositary Receipt
cc	Securities purchased with cash collateral for securities loaned.
L	Loaned security, a portion or all of the security is on loan at April 30, 2007.
**	Investment in affiliate

*	Cost for federal income tax purposes is	$ 109,578,920	$ 85,031,659	$ 194,610,579
***	If the Reorganization is approved, the Portfolio Security is expected to be sold prior to or shortly after the Reorganization.
Net unrealized appreciation consists of:
	Gross Unrealized Appreciation	$ 22,299,710	$ 12,023,577	$ 34,323,287
	Gross Unrealized Depreciation	(1,959,020)	(1,140,253)	(3,099,273)
	Net Unrealized Appreciation	$ 20,340,690	$ 10,883,324	$ 31,224,014

Exhibit F

PRO FORMA FINANCIAL STATEMENTS

The following financial statements are provided in connection with a proposed transaction whereby all of the assets and known liabilities of the ING International Equity Fund will be transferred to ING Index Plus International Equity Fund, in exchange for shares of ING Index Plus International Fund. Shown below are financial statements for each Fund and Pro Forma Financial Statements for the combined Fund, assuming the Reorganization is consummated, as of April 30, 2007.  The first table presents Statements of Assets and Liabilities for each Fund and estimated pro forma figures for the combined Fund.  The second table presents Statements of Operations for each Fund and estimated pro forma figures for the combined Fund.  The third table presents Portfolio of Investments for each Fund and estimated pro forma figures for the combined Fund.  The tables are followed by the Notes to the Pro Forma Financial Statements.

Exhibit G

PRO FORMA FINANCIAL STATEMENTS

The following financial statements are provided in connection with a proposed transaction whereby all of the assets and known liabilities of the ING International Equity Fund will be transferred to ING Index Plus International Equity Fund, in exchange for shares of ING Index Plus International Fund. Shown below are financial statements for each Fund and Pro Forma Financial Statements for the combined Fund, assuming the Reorganization is consummated, as of April 30, 2007.  The first table presents Statements of Assets and Liabilities for each Fund and estimated pro forma figures for the combined Fund.  The second table presents Statements of Operations for each Fund and estimated pro forma figures for the combined Fund.  The third table presents Portfolio of Investments for each Fund and estimated pro forma figures for the combined Fund.  The tables are followed by the Notes to the Pro Forma Financial Statements.